Amendment #2 to Participation Agreement

This Amendment #2 to that certain Participation Agreement (“Agreement”), dated February 20, 2007, by and among PIMCO Variable Insurance Trust (the “Fund”),  PIMCO Investments LLC (the “Underwriter”) and The Prudential Insurance Company of America (the “Company”) is effective this 31st day of March, 2011.

WHEREAS, the Company, pursuant to the Agreement, purchases shares of Portfolios of the Fund on behalf of the Company’s Accounts to fund certain Contracts issued by the Company; and

WHEREAS, the Fund, the Underwriter, and the Company (each a “Party” and, together, the “Parties”) seek to enter into this Amendment in order to permit the Parties to deliver the Fund's Summary Prospectuses pursuant to the requirements of Rule 498 (“Rule 498”) as promulgated under the Securities Act of 1933;

NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, and intending to be legally bound, the Parties agree as follows:

1.
Capitalized terms used herein but not defined shall have their respective meanings set forth in the Agreement.  For purposes of this Amendment #2, the terms “Summary Prospectus” and “Statutory Prospectus” shall have the same meanings as set forth in Rule 498.

2.	The Agreement is amended to provide as follows:

a.
The Fund represents, warrants and covenants that the availability of the Fund’s Statutory Prospectuses and certain other Fund documents will comply with all applicable requirements of Rule 498, including, in particular, paragraph (e).

b.	(i) The Fund shall be responsible for compliance with the provisions of Rule 498(f)(1) involving Contract owners’ requests for additional Fund documents made directly to the Fund.

(ii) The Company shall be responsible for compliance with the provisions of Rule 498(f)(1) involving Contract owners’ requests for additional Fund documents made directly to the Company.  In connection with the Company’s obligation to deliver the documents pursuant to a request made directly to it, the Company shall obtain all such documents from the website maintained by Fund and/or the Underwriter for purposes of complying with Rule 498(e), and shall not alter, in any way, such documents.

c.
The Company represents and warrants that any bundling and delivery of Summary Prospectuses and Statutory Prospectuses will be compliant with Rule 498(c) and the greater prominence requirements of 498(f)(2).

3.	The Parties agree that all other provisions of the Agreement, including the indemnification provisions, will apply to the terms of this Amendment as applicable.

4.	The parties agree that the Company is not required to use or distribute Summary Prospectuses to its Contract owners, but rather use of the Summary Prospectus will be at the discretion of the Company.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment #2 to be executed in its name and behalf by its duly authorized officer.

Dated as of March 31, 2011.

PIMCO Variable Insurance Trust (Fund)

By:/s/Henrik P. Larsen__________
Print Name:  Henrik P. Larsen
Title:   VP

PIMCO Investments LLC (Underwriter)

By:/s/Gregory A. Bishop_ ______
Print Name:  Gregory A. Bishop
Title:  Head of Business Management

The Prudential Insurance Company of America (Company)

By:/s/ Yvonne S. Provost_______
Print Name:                      Yvonne S. Provost
Title:                                Vice President